25 Years
Apollo Hospitals
touching lives

RECEIVED

Date: November 18, 2008

Securities and Exchange Commission
Division of Corporation Finance [redacted]
Office of International Corporate Fir
450 Fifth Street, N.W.
Washington, D.C
20549-0302

08006217

SUPPL

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)
Disclosure under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 – Reg.

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Please find enclosed the disclosures as required under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of 3,275,000 equity shares sold by SMALLCAP World Fund Inc. Copy of the disclosures received from SMALLCAP World Fund Inc is also enclosed for your reference.

Please take this on record.

PROCESSED
DEC 16 2008
THOMSON REUTERS

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

Format for informing details of acquisition to stock exchanges by target company in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of Target Company	Apollo Hospitals Enterprise Limited	
Date of Reporting	18th November 2008	
Name of stock exchanges where shares of Reporting Company are listed.	National Stock Exchange of India Ltd., Mumbai Bombay Stock Exchange Ltd., Mumbai	
Details of the acquisition/sale received in terms of Reg. 7(1) and Reg. 7(1A)		
Name of the ~~acquirers~~/Sellers and PACs with them	SMALLCAP World Fund Inc	
Date of receipt of intimation by ~~buyer~~/seller	17th November 2008	
Mode of acquisition (e.g. Open market/public issue/rights issue/ preferential allotment/ inter se transfer etc)	N.A.	
Mode of Sale (e.g open market/MoU/ Offmarket etc.)	Market Sale	
Particulars of ~~acquisition~~/sale	Number of Equity Shares	% w.r.t total paid up capital of target company
(a) Shares/Voting Rights of the ~~acquirer~~/ seller before ~~acquisition~~/sale	3,275,000	5.44%
(b) Shares/Voting Rights ~~acquired~~/sold	3,275,000	5.44%
© Shares/Voting Rights of the ~~acquirer~~/ seller after ~~acquisition~~/sale	--	--
Paid up capital/total voting capital of the target company before acquisition	Rs. 602,357,020/- consisting of 60,235,702 equity shares of Rs.10/- each	
Paid up capital/total voting capital of the target company after acquisition	Rs. 602,357,020/- consisting of 60,235,702 equity shares of Rs.10/- each	

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Place : Chennai
Date : 18-Nov-2008

FORM - C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

[Regulations 13(3) and (6)]

Regulation 13(6) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

No.	Name and Address of share holders	Shareholding prior to Acquisition / sale	No. and % of shares / voting rights acquired / sold	Receipt of allotment advice / acquisition of shares / sale of shares - specify	Date of intimation to company	Mode of Acquisition/sale	No. and % of shares / voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Regn. No. of the T.M.	Exchange on which the trade was executed	Buy Quantity	Buy Value	Sell Quantity	Sell Value
1	SMALLCAP World Fund Inc 333 South Hope Street Los Angeles, CA 90071 USA Phone (213) 615-0469	3,275,000 Equity shares 5.44% of total paid up equity share capital of the company	3,275,000 Equity shares 5.44% of total paid up equity share capital of the company	Sale of Shares 14-Nov-08	17-Nov-08	Market Sale	Nil		NSE	N.A	N.A	3,275,000 Equity Shares	INR per

for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Place : Chennai
Date : 18th November 2008

American Funds®

SMALLCAP World Fund, Inc.
333 South Hope Street
Los Angeles, California 90071-1406
Phone (213) 486 9200
Fax (213) 486 9698

APOLLO HOSPITALS
TELEPHONE DEPARTMENT
TELE-FAX: 2823442[illegible]
Recd on 17/11/08 Time 6.04
Recd by Whom [illegible]

17 November 2008

BY FAX - ORIGINAL IN POST
(91 44 2829 4429)

Apollo Hospitals Enterprise Ltd.
21/22, Greams Lane (Off Greams Road)
Chennai - 600 006, India

Re: Notification

Company Secretary:

Pursuant to Regulation 13 of the SEBI (Prohibition of Insider Trading Regulations, 2002), we are submitting this notice disclosing our shareholding in Apollo Hospitals Enterprise Ltd., the details of which shall be found in the attached Form C.

For the purposes of this Notice an outstanding share balance of 60,235,702 shares was used to calculate the percentage of holdings of the relevant share capital which determines the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact the international reporting department via email at NonUSReporting@capgroup.com.

Regards,

Walter R. Burkley
Vice President

FORM C

Securities and Exchange Board of India [Prohibition of Insider Trading] Regulations, 1992
[Regulation 13[3] and [6]

Regulation 13[3] –Details of change in shareholding in respect of persons holding more than 5% shares in a listed Company.

Name & address of shareholders	Share-holding prior to sale	No. and percentage of shares/voting rights sold	Receipt of allotment / advice/ acquisition of shares/ sale of shares [Specify]	Date of intimation to Company	Mode of sale on market sale/ public/rights/ preferential offer etc.]	No. and percentage of shares/voting rights post sale	Trading member through whom the trade was executed with SEBI Registration No. of the TM.	Exchange on which the trade was executed	Sell quantity	Sell value [Rs.]
SMALLCAP World Fund, Inc. 333 South Hope Street Los Angeles, CA 90071 USA Phone: (213) 615-0469	3,275,700	3,275,700/ 5.4381%	Sale of Shares	17 November 2008	Market Sale	0/ 0.0000%		National Stock Exchange of India	3,275,700	420.0000

American Funds®

SMALLCAP World Fund, Inc.
333 South Hope Street
Los Angeles, California 90071-1406
Phone (213) 486 9200
Fax (213) 486 9698

17 November 2008

BY FAX - ORIGINAL IN POST
(91 44 2829 4429)

Apollo Hospitals Enterprise Ltd.
21/22, Greams Lane (Off Greams Road)
Chennai - 600 006, India

Re: Notification

Company Secretary:

Pursuant to sub-regulation (1) of Regulation 7 of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, we are submitting this notice disclosing our shareholding in Apollo Hospitals Enterprise Ltd., the details of which shall be found in the attached Schedule A.

For the purposes of this Notice an outstanding share balance of 60,235,702 shares was used to calculate the percentage of holdings of the relevant share capital which determines the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via email at GRGroup@capgroup.com.

Regards,

Walter R. Burkley
Vice President

cc: Bombay Stock Exchange

Schedule A

Report under Regulation 7(1)

ACQUISTION/DISPOSITION TO TARGET COMPANY IN TERMS OF REGULATION 7 (1)

Name of the Target Company (T.C.)	Apollo Hospitals Enterprise Ltd.	
Name of disposer	SMALLCAP World Fund, Inc.	
	No. of Shares	% of shares/voting rights to total paid up capital of Target Company
Shareholding/holding of Voting Rights ("VR") before disposition under consideration	3,275,000 shares	5.4381%
Shares /voting rights disposed	3,275,000 shares	5.4381 %
Shareholding/holding of VR after disposition	0 shares	0.0000 %
Mode of disposition (market purchase/public issue/ rights issue/preferential allotment/inter se transfer etc). Please specify.	Market Sale	
Date of disposition of shares / VR or date of receipt of intimation of allotment of shares, whichever is applicable.	14 November 2008	
Paid up capital/total voting capital of the target company before the said disposition	60,235,702	
Paid up capital/total voting capital of the target company after the said disposition	60,235,702	

Note:

1. The disclosure shall be made whenever the post acquisition/disposition holding crosses 5%, 10%, and 14% of the total paid up capital of the target company within 2 days of the acquisition.
2. The stock exchange shall immediately display the above information on the trading screen, the notice board and also on its website.

Signature of the disposer Authorized Signatory:

Walter R. Burkley
Vice President
Date: 17 November 2008

END